DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

January 18, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Ament Marquigny

Re:	Post-Effective Amendment No. 501 to the Registration Statement on Form N-1A of Xtrackers RREEF Global Natural Resources ETF (the “Fund”), a series of DBX ETF Trust (the “Trust”) (Reg. Nos. 333-170122; 811-22487)

Dear Ms. Marquigny,

This letter is submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (“SEC”) regarding the above-referenced Post-Effective Amendment (“Amendment”), which comments were received via telephone on January 4, 2024. The Amendment was filed on behalf of the Fund on November 7, 2023 with an effective date of January 23, 2024. On January 12, 2024, a subsequent amendment to the Fund’s Registration Statement was filed pursuant to Rule 485(b)(1)(iii) delaying the effectiveness of the Amendment to January 25, 2024.

The Staff’s comments are restated below, followed by the Fund’s responses.

General Comments

1.	Comment: Unless otherwise stated, comments to one part of the Amendment apply throughout the document.

Response: The Fund acknowledges this comment and has made changes throughout the document as applicable.

2.	Comment: The Staff requests that any revised disclosure be included in correspondence filed with the Staff and if corresponding changes are not made throughout the Fund’s Registration Statement when a comment contemplates as such, the Fund will explain why such comment was not incorporated throughout.

Response: The Fund confirms it will include any revised disclosure in correspondence filed with the Staff and will explain if corresponding changes are not made throughout the Fund’s Registration Statement when a comment contemplates as such. For the Staff’s reference, clean and marked copies of revised versions of the Fund’s Prospectus and Part I Statement of Additional Information (“SAI”) are included as Attachment B to this letter. The marked copies of the Prospectus and Part I SAI show changes from the Amendment, including changes made in response to Staff comments.

3.	Comment: With respect to any pages of the Fund’s Prospectus that omitted data in the Amendment, please provide the Staff updated pages that include the missing data.

Response: All completed Prospectus pages are included in Attachment B. The Fund’s standard creation and redemption transaction fee will be included in the Fund’s 485(b) filing.

4.	Comment: When available, please update the Fund’s Prospectus and SAI cover pages with the Fund’s ticker symbol and listing exchange.

Response: The Trust hereby confirms that the Fund’s ticker symbol and listing exchange will be disclosed on the Fund’s Prospectus and SAI cover pages concurrently with the Fund’s 485(b) filing.

Prospectus Comments

5.	Comment: Please include a completed fee table and expense example for the Fund prior to the Amendment’s effective date of January 25, 2024.

Response: The completed fee table and expense example for the Fund are included in Attachment A to this letter.

6.	Comment: Supplementally, please explain how the Fund’s estimated “Other Expenses” were determined for the Fund’s fee table. Please also confirm that the Fund does not expect fees and expenses incurred as a result of any investments made by the Fund in “Acquired Funds” (as said term is defined in Item 3(f)(i) of Form N-1A) during its first fiscal year to exceed 0.01% of the Fund’s average net assets.

Response: Substantially all of the expenses of the Fund are paid from the unitary advisory fee received by the Fund’s investment advisor from the Fund. Only interest expense, acquired fund fees and expenses, taxes, brokerage expenses, distribution fees or expenses (if any), litigation expenses and other extraordinary expenses are not covered by the unitary advisory fee. The Fund does not currently expect to incur “Other Expenses” that are not included in the Fund’s unitary advisory fee. Accordingly, the Fund does not expect fees and expenses incurred as a result of any investments made by the Fund in Acquired Funds during its first fiscal year to exceed 0.01% of the Fund’s average net assets.

7.	Comment: Please move the last sentence of the first paragraph of “Portfolio Turnover” to the “Principal Investment Strategies” section of the Prospectus.

Response: The above-referenced sentence has been deleted from “Portfolio Turnover” and relocated to “Active ETF Management Risk” under “Main Risks.” See Attachment B.

8.	Comment: Under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus, please clarify how the Fund determines when a company’s exposure to natural resources is sufficient to satisfy its 80% investment policy. In addition, please clarify what is meant by the phrase “and companies that provide related services” as it appears in the sentence “For purposes of the fund’s 80% investment policy, the natural resources sector includes companies that own, produce, refine, process, transport and market natural resources and companies that provide related services.”

Response: The Fund’s Prospectus disclosure has been revised to clarify how the Fund determines when a company’s exposure to natural resources is sufficient to satisfy its 80% investment policy. Specifically, the previously disclosed standard, including the reference to “companies that provide related services,” has been replaced with following standard: “For purposes of the fund’s 80%

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investment policy, the natural resources sector includes companies belonging to one of the following Global Industry Classification Standard® (“GICS”) categories: (i) Agriculture: Agricultural Products & Services, Fertilizers & Agricultural Chemicals, Forest Products, Paper & Plastic Packaging Products & Materials, Paper Products and Timber REITs; (ii) Oil and Gas: Integrated Oil & Gas, Oil & Gas Drilling, Oil & Gas Exploration & Production, Oil & Gas Refining & Marketing and Oil & Gas Equipment & Services; (iii) Coal: Coal & Consumable Fuels; (iv) Industrial Metals: Aluminum, Diversified Metals & Mining, Steel and Copper; and (v) Precious Metals: Gold, Precious Metals & Minerals and Silver.” See also Attachment B.

9.	Comment: The last sentence of the first paragraph under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus states: “In addition to its investments in the natural resources sector, the fund may also invest up to 20% of its net assets in equity or debt securities of any type of issuer.” Given the broad nature of this disclosure, please clarify how the Fund will invest the remaining 20% of its assets to achieve its investment objective.

Response: The foregoing sentence has been deleted and the following disclosure added under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus: “In addition, under normal circumstances, the Fund may invest up to 20% of its assets in the following: (i) securities of issuers not included in the above-listed GICS natural resources categories that are, in the judgment of portfolio management, otherwise connected to the natural resources sector; (ii) debt securities, including below-investment grade debt securities, whether or not issued by companies in the natural resources sector; (iii) short-term investments for liquidity purposes, including cash and cash equivalents, repurchase agreements and/or money market funds, including money market funds advised by the fund’s advisor or its affiliates; or (iv) affiliated and unaffiliated exchange-traded funds (ETFs). The fund may invest in ETFs to gain exposure to certain commodities or niche natural resources markets or to equitize portfolio cash positions.” See also Attachment B.

10.	Comment: Please delete the phrase “and may concentrate in one or more industries in the natural resources sector” as is appears in the second paragraph under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus, which paragraph states: “The fund will concentrate its investments (i.e., hold 25% or more of its total assets) in the group of industries constituting the natural resources sector and may concentrate in one or more industries in the natural resources sector.”

Response: The Fund’s Prospectus and corresponding SAI disclosure has been revised to delete the phrase “and may concentrate in one or more industries in the natural resources sector.” See Attachment B.

11.	Comment: If the Fund will invest in unsponsored depositary receipts, consider including additional risk disclosure with respect to such investments.

Response: Upon further consideration of its anticipated investments in depositary receipts, the Fund does not believe any additional risk disclosure on this topic is warranted.

12.	Comment: The second sentence of the fourth paragraph under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus states: “While it normally invests primarily in equity and equity-related securities, the fund may also invest in fixed-income securities.” If fixed-income securities are intended be part of the Fund’s principal investment strategies, please state that the Fund will invest in fixed-income securities and describe in more detail the types of fixed-income securities in which the Fund will invest. If fixed-income securities are not intended to be part of the
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Fund’s principal investment strategies, please delete the reference to fixed-income securities in this section.

Response: See Response No. 9 above. The Fund believes the revised disclosure provides a sufficient and accurate description of its intended use of debt securities, including the overall limit applicable to such investments, and respectfully declines to modify it further. See also Attachment B.

13.	Comment: The last sentence of the fourth paragraph under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus states: “In addition, the fund may invest, on a limited basis in affiliated and unaffiliated exchange-traded funds (ETFs).” Please describe the criteria to be used when selecting ETFs as well as any relevant limitations on the use of ETFs. How are ETFs intended to be used in furtherance of the Fund’s investment strategy?

Response: See Response No. 9 above. The Fund believes the revised disclosure provides a sufficient and accurate description of its intended use of ETFs, including the overall limit applicable to such investments, and respectfully declines to modify it further. See also Attachment B.

14.	Comment: The fifth paragraph under “Main Investments” in the “Principal Investment Strategies” section of the Fund’s Prospectus states: “The fund allocates its assets among various regions and countries, including emerging market countries, and normally invests a majority of its assets in issuers that are organized or located outside the US or that do a substantial amount of business outside the US.” Please clarify how the Fund intends to geographically allocate its assets when pursuing its natural resources investment strategy.

Response: When making natural resources investments, the Fund does not intend to focus on any particular geographic region or regions. Accordingly, the Fund believes the foregoing disclosure sufficiently describes its investment approach with respect to geographical allocation and respectfully declines to make further modifications.

15.	Comment: Under “Management Process” in the “Principal Investment Strategies” section of the Fund’s Prospectus, please further clarify the parameters of the Fund’s allocation process. Consider an introductory sentence that explains the basic criteria for how assets are allocated across various categories, such as region, market capitalization, instrument type, etc.

Response: Portfolio management believes the Fund’s Prospectus sufficiently and accurately describes its process for selecting Fund investments. Accordingly, except for the Prospectus modification described in Response No. 16 below, the Fund respectfully declines to further modify this section.

16.	Comment: Please clarify what is meant by the phrase “natural resources market dynamics” as it appears in the second sentence of the “Top-down Research” paragraph under “Management Process” in the “Principal Investment Strategies” section of the Fund’s Prospectus, which sentence states: “First, RREEF portfolio management utilizes top-down research analysis to determine allocation weights across market segments and regions. RREEF portfolio management analyzes various factors, including natural resources market dynamics (such as supply/demand conditions), the economic environment (such as interest rates, inflation and economic growth), expected capital flow dynamics and exchange rate conditions.” Consider disclosing other examples of “natural resources market dynamics” in addition to “supply/demand conditions.”

Response: Portfolio management believes the phrase “natural resources market dynamics” does not require additional general clarification. However, in the interest of further illustrating this concept, additional examples of natural resources market dynamics have been included in the Prospectus. In

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addition, the Fund has clarified the term “resource nationalism,” which term appears in the same sentence. See Attachment B.

17.	Comment: In the “Bottom-Up Research” paragraph under “Management Process” in the “Principal Investment Strategies” section of the Fund’s Prospectus, please clarify the types of ESG factors that portfolio management considers in connection with its selection of natural resources securities.

Response: The Fund’s Prospectus disclosure has been revised to include the following disclosure enumerating examples of ESG factors typically considered by portfolio management: “Examples of ESG factors typically considered by RREEF portfolio management include carbon emissions, water usage and tailings/waste disposal (environmental); operational safety, Indigenous peoples/community relations, supply chain incidents and labor rights (social); and ESG-linked compensation, independence of board membership and leadership, controlling shareholders, board diversity and staggering of board membership (governance).” See also Attachment B.

18.	Comment: Please clarify what is meant by the phrase “considers the global natural resources markets” as it appears in the last sentence of the “Bottom-Up Research” paragraph under “Management Process” in the “Principal Investment Strategies” section of the Fund’s Prospectus, which sentence states: “Lastly, RREEF portfolio management considers the global natural resources markets in general when making investment decisions.”

Response: The foregoing sentence has been revised to read as follows: “Lastly, RREEF portfolio management considers the relationships between various segments of the global natural resources markets when making investment decisions.” See also Attachment B.

19.	Comment: Please clarify the last sentence under “Derivatives” in the “Principal Investment Strategies” section of the Fund’s Prospectus, which sentence states: “In particular, portfolio management may use futures contracts, stock index futures, options on futures, swap contracts and other types of derivatives in seeking performance and will not use such instruments for speculative purposes.” In addition, further clarify which derivatives the Fund will use for what purposes as well as the criteria portfolio management will apply when investing in derivatives.

Response: In response to the foregoing comments, the disclosure under “Derivatives” in the “Principal Investment Strategies” section of the Fund’s Prospectus has been revised to read as follows: “The fund may invest in derivatives, which are financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, security or index. Portfolio management typically uses stock index futures to a limited extent for liquidity purposes.” See also Attachment B.

20.	Comment: Please revise in plain English the last sentence under “Securities Lending” in the “Principal Investment Strategies” section of the Fund’s Prospectus, which sentence states: “In connection with such loans, the fund receives liquid collateral in an amount that is based on the type and value of the securities being lent.”

Response: The Fund believes that the foregoing sentence is sufficiently clear as drafted and respectfully declines to revise it further.

21.	Comment: Please confirm supplementally that the Fund anticipates a portfolio turnover over 100%. If portfolio turnover is expected to be less than 100%, please delete “active trading” disclosure from the Fund’s Prospectus.

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Response: The Fund confirms that it expects a portfolio turnover rate of over 100% during its first fiscal year.

22.	Comment: Please include the following sentence in the first paragraph of the “Main Risks” section of the Fund’s Prospectus: “An investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response: The Fund’s Prospectus has been revised to include the foregoing disclosure. See Attachment B.

23.	Comment: To the extent certain risks have been included in the “Main Risks” section of the “Fund Details” section of the Fund’s Prospectus and not included in the “Main Risks” section of the summary section of the Prospectus, please either address such risks in the summary section of the Prospectus or delete them from the “Fund Details” section. To the extent not already appearing in the Fund’s Prospectus, please include risk disclosure pertaining to commodities (specifically gold), options, swaps, security selection, precious metal, agriculture, affiliated funds and, if appropriate, below-investment grade or junk bonds. If additional risk disclosure is not added with respect to such topics, please explain the rationale for not doing so.

Response: The Fund’s Prospectus has been revised to include in the summary section of the Prospectus certain risks currently appearing only in the “Main Risks” section of the “Fund Details” section of the Fund’s Prospectus. With respect to commodities, precious metals, agriculture and security selection, the Fund believes it already has adequate risk disclosure on these topics. Upon further consideration, the Fund has added risk disclosure with respect to gold-related investments, industrial metals, the timber and forestry industry, high-yield securities and REITs. Given that, under normal circumstances, the Fund does not intend to invest significantly in affiliated ETFs and/or money market funds, it does not believe specific principal risk disclosure relating to affiliated funds is warranted. Lastly, since the Fund does not intend to invest in options or swaps, principal risk disclosure on these topics is unnecessary.

24.	Comment: To the extent the Fund’s fundamental concentration policy is revised to stipulate that the Fund will concentrate in certain natural resources industries (rather than may concentrate), revise “Concentration Risk” to include additional risk disclosure with respect to such industries.

Response: As indicated in Response No. 10 above, the Fund’s Prospectus and corresponding SAI disclosures have been revised to delete the phrase “and may concentrate in one or more industries in the natural resources sector.” Accordingly, the Fund believes its “Concentration Risk” as currently drafted is sufficient and respectfully declines to revise it further.

25.	Comment: Supplementally, please advise the Staff if the reference to “a more broadly diversified fund” in the second sentence under “Natural Resources Sector Risk” in the “Main Risks” section of the Fund’s Prospectus is intentional. In addition, please revise the last sentence of “Natural Resources Risk” to include references to the risks of expropriation and war.

Response: The Fund confirms that the reference to “a more broadly diversified fund” in the second sentence under “Natural Resources Sector Risk” is intentional. In addition, the Fund has revised the last sentence of “Natural Resources Sector Risk” to include references to the risks of expropriation and war. “Natural Resources Sector Risk” has also been further revised to include risk disclosure pertaining to resource nationalism. See Attachment B.

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26.	Comment: Given that “Non-diversification Risk” is included in the “Main Risks” section of the Fund’s Prospectus, please state in the “Principal Investment Strategies” section of the Prospectus that the Fund is non-diversified.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment. See Attachment B.

27.	Comment: If below-investment grade fixed income securities are a principal investment of the Fund, please modify “Fixed Income Securities Risk” to include additional risk disclosure relating to such securities. This disclosure should be broken out separately and should include the word “speculative” when describing such securities.

Response: See the Fund’s response to Comment No. 23. The Prospectus has been revised to include high-yield securities risk disclosure. See Attachment B.

28.	Comment: Please include the statement that “the fund primarily seeks to redeem shares of the fund on an in-kind basis,” which appears under “Liquidity Risk,” in the “Principal Investment Strategies” section of the Prospectus.

Response: The Fund respectfully declines to make the requested disclosure change. The phrase “primarily seeks to redeem shares of the fund on an in-kind basis” is not a statement of Fund investment policy but rather a general reference to the creation unit redemption process employed by the Fund as an active ETF. This process is described in detail under “Creations and Redemptions” in the “Investing in the Fund” section of the Prospectus.

29.	Comment: Consider revising the heading “ETF Risk” to clarify that such risk disclosure pertains to the risks of investing in ETFs.

Response: The Fund’s Prospectus disclosure has been revised to address the Staff’s comment. See Attachment B.

30.	Comment: Supplementally, please advise the Staff if the Fund will focus on any specific geographic areas. If the Fund will do so, please modify “Geographic Focus Risk” to include additional risk disclosure with respect to such areas.

Response: See the Fund’s response to Comment No. 14. When making natural resources investments, the Fund does not intend to focus on any particular geographic region or regions. Accordingly, the Fund believes its “Geographic Focus Risk” as currently drafted does not need to be modified to address a specific geographic region or regions.

Statement of Additional Information Comments

31.   Comment: Supplementally, please advise the Staff whether the following sentence that appears under “QFI Program Risk” in Part II of the Fund’s SAI applies to the Fund: “In the event the Subadvisor (or, if applicable in the future, the Advisor) is unable to maintain its QFI status unless the Subadvisor (or, in the future, the Advisor) is able to obtain sufficient exposure to A-Shares, it may be necessary for a fund to limit or suspend creations of Creation Units.”

Response: The Fund confirms that the foregoing disclosure does not apply to it.

32.   Comment: Please modify the following sentence that appears under “Emerging Markets” in Part II of the Fund’s SAI to clarify that the SEC not the Fund determines whether the Fund may suspend

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redemptions of its shares: “A fund may suspend redemption of its shares for any period during which an emergency exists.”

Response: The foregoing sentence has been revised to read as follows: “Subject to the limitations of Section 22(e) of the 1940 Act, a fund may suspend redemption of its shares for any period during which an emergency exists.”

Part C Comments

33.	Comment: Please include the following or substantially similar disclaimer in Item 30 of Part C or explain why it is not required: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.”

Response: The Fund confirms that Item 30 of Part C of its Rule 485(b) filing will include the following statement: “Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “1933 Act”) may be permitted to directors, officers and controlling persons of the Fund pursuant to the foregoing provisions, or otherwise, the Fund has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.”

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3011 or (774) 270-6883 (mobile).

Sincerely yours,

/s/James M. Wall

James M. Wall

Associate General Counsel

DWS Investment Management Americas, Inc.

cc: Jeremy Senderowicz, Vedder Price P.C.

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Attachment A

Xtrackers RREEF Global Natural Resources ETF

Updated Fee Table and Expense Example

ANNUAL FUND OPERATING EXPENSES

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.45%
Other Expenses[1]	None
Total annual fund operating expenses	0.45%

1 Because the fund is new, “Other Expenses” are based on estimated amounts for the current fiscal year.

EXAMPLE

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of shares of the fund. It also does not include the transaction fees on purchases and redemptions of Creation Units (defined herein), because those fees will not be imposed on retail investors. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$46	$144

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Attachment B

Xtrackers RREEF Global Natural Resources ETF

Revised Prospectus and Part I SAI